United States Securities and Exchange Commission
Washington, DC 20549-0306
Division of Corporate Finance
Mail Stop 3561

Re:	Cavitation Technologies, Inc. Form 10-K for Fiscal Year Ended June 30, 2009 Filed September 28, 2009

Registration Statement File No. 0-29901

May 16, 2011

Ladies and Gentlemen,

This letter is in response to your supplemental comment letter dated May 3, 2011. Our responses to your letter are as follows below.  For convenience we have underlined changes to the relevant sections, where relevant.

Form 10-K for Fiscal Year Ended June 30, 2009

Comment 1.

We partially reissue comment one of our letter dated February 2, 2011.  It is unclear:

•
If the purchasers referred to in the second paragraph of your revised draft disclosure – “the stockholders of Hydrodynamic Technology, Inc.” – were the exact same purchasers as “the 5 accredited holders of Hydrodynamic Technology, Inc. Series A-1 Preferred Stock” who exchanged their preferred shares for your common stock, as indicated in the third paragraph of your revised draft disclosure”

A:   We respectfully inform the staff that the stockholders of Hydrodynamic Technology, Inc. referred to in the second paragraph of our revised disclosure were not the exact same purchasers as the purchasers referred to in third paragraph of the revised draft disclosure. The group of stockholders referred to in the second paragraph were the founders, persons affiliated to the founders and sophisticated service providers who had received common stock of Hydrodynamic Technology, Inc. at the inception of Hydrodynamic Technology, Inc, along with those stockholders referred to in the third paragraph of the revised disclosure.

The purchasers referred to in the third paragraph were the early investors into Hydrodynamic Technology, Inc.

•	How you calculated the 530,000 figure in your statement that “[i]n summary, we issued 530,000 warrants for services in fiscal 2009”.

A: We respectfully inform the staff that the 530,000 warrant issuance in 2009 for services is calculated as follows: Of the 530,000 warrants issued, 200,000 warrants were granted to Bill Corbett on 5/27/09 for services provided, and on the same date 300,000 were granted to Jesup & Lamont Securities  Corp. also for services provided. In addition, on June 30, 2009, 30,000 warrants were granted to Alla Korjak for services provided.

•
How you calculated the 1,374,421 number of warrants, as described in “[f]urther, for fiscal 2009, we issued warrants to purchase 1,374,421 shares of Common Stock with exercise prices ranging from $0.60 to $1.75 per share.”

A:  We respectfully inform the staff that the 1,374,421 warrant issuance in 2009 is calculated as follows:

Recipient	Number of Warrants

Lyudmila Yeschenko	87,928
Tatiana Tessmer	88,717
Chris Tucker	16,667
Jeff Neustadt	33,333
Erena Karakis	3,333
Barnhart Holdings	177,778
Mark Escalante	3,333
San Francisco Securities	166,666
Bill Corbett	200,000
Jesup & Lamont Sec. Corp.	300,000
Boris Zheleznyak	166,666
GDK Investments	100,000
Alla Koryak	30,000

Total	1,347,421

The 1,347,421warrants listed above include the 530,000 warrants issued to service providers.

CAVITATION TECHNOLOGIES, INC.

By:	/s/ Roman Gordon
Chief Executive Officer